Form 51–102F3

Material Change Report

Item 1	Name and Address of Company

American Bonanza Gold Corp.
Suite 305 – 675 West Hastings Street
Vancouver, BC V6B 1N2

Telephone: (604) 699-0023

Item 2	Date of Material Change

April 2, 2009

Item 3	News Release

On April 2, 2009, a news release was issued and distributed through CCN Matthews (Canada and U.S. disclosure package) and Canada Stockwatch and filed with the applicable regulatory authorities via SEDAR.

Item 4	Summary of Material Change

American Bonanza Gold Corp. (“Bonanza”) completed a non-brokered private placement of 2,582,913 Flow Through Shares, for aggregate gross proceeds of $206,633.04.

Item 5	Full Description of Material Change

The Company closed a private placement, selling 2,582,913 Flow Through Shares, at a price of $0.08 per Flow Through Share for gross proceeds of $206,633.04. No commission was paid on the financing.

All securities issued in connection with the private placement are subject to four month hold period expiring August 2, 2009. The proceeds from this financing will be used primarily to fund ongoing exploration at Bonanza’s projects in Quebec and Ontario, and for general working capital.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51–102

Not applicable.

Item 7	Omitted Information

None.

Item 8	Executive Officer

Joe Chan
Chief Financial Officer

Suite 305 – 675 West Hastings Street
Vancouver, BC V6B 1N2

Telephone: (604) 688-7509

Item 9	Date of Report

DATED at Vancouver, British Columbia, this 7th day of April, 2009.